UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-06105

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [] Form 11-K [] Form 20-F [] Form 10-Q [] Form N-SAR

For Period Ended: December 30, 2000

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR
For the Transition Period Ended: ______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Hampton Industries, Inc
(Full Name of Registrant)

N/A
(Former Name if Applicable)

2000 Greenville Highway, P.O. Box 614
(Address of Principal Executive Office (Street and Number))

Kinston, NC 28502-0614
(City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The registrant has not yet obtained all information required to complete its financial statements. The registrant is therefore unable to file its Annual Report on Form 10-K for the fiscal year ended December 30, 2000 in a timely fashion, but anticipates filing such Report within fifteen calendar days following the prescribed due date therefor.

PART IV -- OTHER INFORMATION

  Name and telephone number of person to contact in regard to this notification:

Frank E. Simms	(252)	527-8011
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [] No
  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Hampton Industries, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2001 By: /s/ Frank E. Simms

Frank E. Simms
Chief Financial Officer

Addendum: Part IV - Other Information (3)

The registrant currently anticipates that its pre-tax loss for the fiscal year ended December 30, 2000 will be a minimum of $29,000,000, as compared to a pre-tax loss in the prior year of $7,200,000. As stated in PART III - NARRATIVE, the registrant has not yet obtained all information required to complete its financial statements. Accordingly, the registrant is still gathering such information and preparing additional analysis, including its analysis of asset impairment issues. The results of registrant's review of such information and completion of such analysis could have a material effect on registrant's operating results and financial condition, and such effect could be adverse. Therefore, the registrant's actual pre-tax loss cannot be determined with certainty at the time of filing of this Notification and could differ materially from that stated above.